UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Navios Maritime Midstream Partners L.P.

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

Y62134104

(CUSIP Number)

Vasiliki Papaefthymiou

Secretary

Navios Maritime Acquisition Corporation

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(011) + (377) 9798-2140

With a copy to:

Philip Richter

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Navios Maritime Acquisition Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of The Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,178,304 Common Units*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,178,304 Common Units*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,178,304 Common Units*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.1%**
14	TYPE OF REPORTING PERSON CO

*	The 12,178,304 common units of Navios Maritime Midstream Partners L.P. (the “Issuer”) held by Navios Maritime Acquisition Corporation (the “Reporting Person”) includes the 1,592,920 common units received on June 18, 2018 upon the automatic conversion of subordinated series A units pursuant to the terms of the Fourth Amended and Restated Partnership Agreement of the Issuer (the “Partnership Agreement”). In addition, the Reporting Person owns 100.0% of Navios Maritime Midstream Partners GP LLC, the general partner of the Issuer (the “General Partner”). The General Partner has a general partner interest of approximately 2.0% in the Issuer and incentive distribution rights, which represent the right to receive an increasing percentage of quarterly distributions in excess of specified amounts. The Reporting Person is the indirect beneficial owner of the General Partner’s interest in the Issuer and its incentive distribution rights.
**	Based on 20,947,418 common units outstanding as of June 27, 2018, which does not include the general partnership units.

Explanatory Note

Pursuant to Rule 13(d)-2 promulgated under the Securities Exchange Act of 1934, as amended, this Schedule 13D/A (this “Amendment No. 2”) filed on June 28, 2018 amends the Schedule 13D/A filed on December 1, 2017 (“Amendment No. 1”) which amended the Schedule 13D filed on March 10, 2015 (the “Original Schedule 13D” and together with Amendment No. 1 and this Amendment No. 2, the “Schedule 13D”). This Amendment No. 2 relates to the common units of the Issuer. Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to such term in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented to include the following:

On June 18, 2018, 1,592,920 series A subordinated units automatically converted into Common Units on a one-for-one basis in accordance with the terms of the Partnership Agreement.

Item 4 of this Amendment No. 2 is incorporated by reference.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented to include the following:

On June 28, 2018, the Reporting Person submitted a letter (the “Proposal Letter”) to the board of directors of the Issuer for the combination of the Issuer with the Reporting Person by means of a merger in which each common unit of the Issuer not held by the Reporting Person would be exchanged for 6.292 newly-issued shares of common stock of the Reporting Person. The Reporting Person does not intend to update the Schedule 13D by making further disclosure regarding the subject matter of the Proposal Letter until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable securities laws. A copy of the Proposal Letter is attached hereto as Exhibit D and the information in the Proposal Letter is incorporated herein by reference.

In addition, on June 28, 2018, the Reporting Person issued a press release announcing the proposal set forth in the Proposal Letter. A copy of the press release issued by the Reporting person is attached hereto as Exhibit E and the information in the press release is incorporated herein by reference.

Item 5 Interest in Securities of the Issuer.

Clause (a) of Item 5 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Person beneficially owns 12,178,304 Common Units, representing 58.1% of the outstanding Common Units in the Issuer. In addition, the reporting person beneficially owns 427,499 General Partner Units through its ownership of the General Partner.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby supplemented to incorporate by reference, Item 4 of this Amendment No. 2.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented to include the following:

D.	Proposal Letter from Navios Maritime Acquisition Corporation to the Board of Directors of Navios Maritime Midstream Partners L.P., dated June 28, 2018.

E.	Press release, dated June 28, 2018.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Navios Maritime Acquisition Corporation

Date: June 28, 2018	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

D.	Proposal Letter from Navios Maritime Acquisition Corporation to the Board of Directors of Navios Maritime Midstream Partners L.P., dated June 28, 2018.

E.	Press release, dated June 28, 2018